SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2016

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the fourth quarter and the year ended December 31, 2015 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the fourth quarter and the year ended December 31, 2015 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2015 and 2014

(Unit : in billions of Korean Won)	2015	2014	Change
Total Assets	175,265	163,708	7.1%
Total Liabilities	107,317	108,883	-1.4%
Total Equity	67,940	54,825	23.9%

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2015 and 2014

(Unit : in billions of Korean Won)	2015 Oct.-Dec.	2014 Oct.-Dec.	Change	2015 Jan.-Dec.	2014 Jan.-Dec.	Change
Operating revenues	14,692	14,906	-1.4%	58,958	57,475	2.6%
Operating income (loss)	2,679	870	208.0%	11,347	5,788	96.1%
Income (Loss) before income tax	2,387	513	365.7%	18,653	4,229	341.0%
Net income (loss)	1,573	477	229.5%	13,414	2,799	379.2%
Net income (loss) attributable to owners of the company	1,552	452	242.9%	13,287	2,687	394.5%

CONDENSED SEPARATE STATEMENTS OF FINANCIAL POSITION

As of December 31, 2015 and 2014

(Unit : in billions of Korean Won)	2015	2014	Change
Total Assets	106,306	99,719	6.6%
Total Liabilities	53,215	56,338	-5.7%
Total Equity	53,181	43,381	22.6%

CONDENSED SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2015 and 2014

(Unit : in billions of Korean Won)	2015 Oct.-Dec.	2014 Oct.-Dec.	Change	2015 Jan.-Dec.	2014 Jan.-Dec.	Change
Operating revenues	14,626	14,664	-0.3%	58,540	57,334	2.1%
Operating income (loss)	198	515	-61.7%	4,425	1,674	164.4%
Income (Loss) before income tax	149	464	-67.9%	13,177	1,262	944.3%
Net income (loss)	174	393	-55.7%	10,166	1,040	877.5%

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name: Kim, Jong-soo
Title: Vice President

Date: February 4, 2016